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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-29536

ALLSTREAM INC. (Exact name of registrant as specified in its charter)
200 Wellington Street West, 16th Floor,
Toronto, Ontario, Canada M5V 3G2
(416) 345-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A voting shares, Class B limited voting shares (Title of each class of securities covered by this form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☒ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☒ ☐ ☐

        Approximate number of holders of record as of the certification or notice date: One. The Registrant is a wholly owned subsidiary of Manitoba Telecom Services Inc., a corporation existing under the laws of Manitoba.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Allstream Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 2004	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Secretary